SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
A DELAWARE LIMITED LIABILITY PARTNERSHIP
TAUNUSTURM TAUNUSTOR 1 60310 FRANKFURT AM MAIN Telephone No.: +49 (69) 74220-0 Facsimile No.: +49 (69) 74220-300 www.skadden.com	FIRM/AFFILIATE OFFICES —————— BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON —————— BEIJING BRUSSELS HONG KONG LONDON
August 30, 2021	MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Abby Adams and Christopher Edwards

Re:	SIGNA Sports United B.V.

Registration Statement on Form F-4

Filed July 2, 2021

File No. 333-257685

On behalf of our client, SIGNA Sports United B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated July 30, 2021 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-4 filed with the Commission by the Company on July 2, 2021 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement on Form F-4/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

August 30, 2021

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form F-4

Notice of Extraordinary General Meeting..., page 1

1.

Please revise to clearly state the number of shares that will be issued by TopCo in each of the transactions that are contemplated as part of the business combination, as well as the cash amount that will be paid to any parties, including to the sellers under the Wiggle SPA. Please also present the ownership interests of the combined company for each of the parties listed on p. 14, and present the total potential ownership interest assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 1, 2 and 14 of the Amendment.

2.

Please explain in more detail, here and elsewhere as appropriate, the significance of the roll-up transaction and the number and value of the shares to be issued in the roll-up transaction. Please tell us if you are relying on an exemption for the issuance of the TopCo shares in the roll-up transaction, to the SSU shareholders and in the Wiggle acquisition.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 2, 2 (NOTICE OF EXTRAORDINARY GENERAL MEETING 14, 29, 114, 195) of the Amendment. The Company is relying on exemptions provided by Regulation S for the issuance of the TopCo shares in the roll-up transaction, to the SSU shareholders and in the Wiggle acquisition.

Following the Business Combination, will Yucaipa’s securities continue to trade..., page 12

3.

You state that TopCo intends to apply to list the TopCo Shares and Public Warrants on the NYSE upon closing of the Business Combination. However, your disclosure elsewhere indicates that the completion of the Business Combination is conditioned upon approval by the NYSE of the listing application for TopCo shares. Please revise here, and elsewhere as appropriate, to clarify that approval of the NYSE listing application is a condition to closing. Please also explain what it means that the listing application shall be “conditionally approved” and whether there is any risk that TopCo will not satisfy applicable listing requirements of the NYSE. In particular, please explain why you have included a disclaimer on page three that you cannot provide assurance that the TopCo Shares or TopCo Public Warrants will be approved for listing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 3 and 42 of the Amendment.

Securities and Exchange Commission

August 30, 2021

What vote is required to approve..., page 14

4.

Given that the initial shareholders own approximately 19% of Yucaipa’s issued and outstanding common stock, please disclose the number of votes aside from those held by the initial shareholders that will be required to approve the business combination proposal and merger proposal, assuming a valid quorum is established.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 15 of the Amendment.

Is there a limit on the total number of Yucaipa shares..., page 19

5.	Please quantify here, and elsewhere as appropriate, the amount of the Minimum Cash Amount and the number of shares that may be redeemed before the trust account falls below the Minimum Cash Amount.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the definition of Minimum Cash Amount on page 5 of the Amendment. The Company respectfully submits that since the Minimum Cash Amount is variable and dependent the calculation of the aggregate estimated transaction expenses of Yucaipa and SSU to be included in the TopCo Closing Statement and the Yucaipa Closing Statement, it would not be possible to quantify the Minimum Cash Amount prior to effectiveness. The Company has added disclosure to pages 20, 42, 112, and 141 in relation to the number of shares that may be redeemed before the trust account falls below the Minimum Cash Amount.

Summary

Interests of Certain Persons in the Business Combination, page 39

6.

Please revise your disclosure here and elsewhere in your filing, as applicable, to quantify the current value of the Founder Shares and Private Placement Warrants held by the Yucaipa Sponsor, and the value of loans extended, fees due, and out-of-pocket expenses for which the Yucaipa Sponsor, its affiliates, and its officers and directors are entitled to reimbursement. Make similar revisions in the risk factors on page 92 and 93 and the discussion on pages 134-135. Please also clarify if the Sponsor can earn a positive rate of return on its investment, even if other Yucaipa shareholders experience a negative rate of return in the combined company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 17, 93, 94, 108, 138, 139 and 312 of the Amendment.

Risks Factors, page 46

7.

In an appropriate place in this section, please disclose the material risks to investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 80 and 81 of the Amendment.

Securities and Exchange Commission

August 30, 2021

SSU is a private company about which little information is available..., page 79

8.

You state that Yucaipa’s management and the Yucaipa Board were only able to conduct a limited due diligence review, and therefore may not have made the necessary analysis and determinations regarding the Business Combination and the value of SSU. We note on page 123 that before recommending that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the Merger, and the Plan of Merger, the Yucaipa Board discussed the material results of the due diligence process conducted by Yucaipa’s management. Please explain why the Yucaipa Board recommended that shareholders approve the transaction even though it was only able to conduct a limited due diligence review and may not have made the necessary determinations regarding the transaction. Please also disclose the specific due diligence limitations that existed when conducting due diligence of SSU.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81.

Risks Related to Yucaipa, page 91

9.	We note that Yucaipa has traded on NYSE for less than the redemption price. In this section, please include a risk factor on the possibility and the effect of significant redemption requests.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 98 of the Amendment.

Ownership of TopCo, page 116

10.	In the chart at the top of page 116, please include figures for a redemption level at the midpoint of the minimum and maximum levels.

Response: The Company acknowledges the Staff’s comment and added disclosure to address the same on page 118 of the Amendment.

The Business Combination

Background of the Business Combination, page 116

11.

Please substantially revise your disclosure in this section to include a description of the negotiations relating to the material terms and events of the transaction. We note that your current disclosure provides the dates of meetings and the subjects discussed, but does not discuss the positions of the parties at the meetings, the particular terms proposed or considered, or the negotiations that led to the final terms or certain related transactions and their impact on the overall business combination. Please ensure that your revised disclosure includes a discussion of the negotiations related to the Wiggle acquisition, including the consideration to be paid in that transaction, the Roll-up transaction, the shareholder undertaking agreement entered into by SSU participating shareholders, the determination of the ownership interests of

Securities and Exchange Commission

August 30, 2021

each party in the combined company, the Convertible Loan Agreements, the Earn-out Agreement and its terms and whether it was entered into to bridge a valuation gap, director nomination rights, the Minimum Cash Amount, the pending acquisition of Tennis Express, the waiver of rights under the forward purchase agreement, and the financial projections and any discussions relating to the assumptions underlying such projections. In your revised disclosure, please also identify the individuals who attended the meeting (ex: the specific representatives of Yucaipa management).

Response: The Company respectfully advises the Staff that the terms of the Wiggle acquisition, including the consideration to be paid in that transaction, the Roll-up transaction, the shareholder undertaking agreement entered into by SSU participating shareholders, and the Convertible Loan Agreements were not negotiated between Yucaipa and SSU in relation to the Business Combination. SSU negotiated each of these transactions with the applicable parties prior to the signing of the letter of intent on March 17, 2021, and, accordingly, these transactions were considered as final for purposes of the Business Combination with SSU. With respect to the Tennis Express transaction, the Company respectfully advises the Staff that, while the Tennis Express acquisition was signed after the conclusion of the letter of intent on March 17, 2021, SSU disclosed the Tennis Express acquisition to Yucaipa in the course of its diligence as shown in the amended disclosure on page 123 of the Amendment but, due to the relatively small overall volume and impact of the Tennis Express acquisition the Tennis Express acquisition did not play any significant role in the negotiations between Yucaipa and SSU in relation to the Business Combination. The technical execution discussed between Yucaipa and SSU following the execution of the letter of intent did not extend to the commercial negotiation of the transaction, but focused on the technical implementation of the pre-agreed transactions. Furthermore, the Company would kindly like to note that the negotiation of the earn-out agreement, contemporaneously with the revaluation, was one component of the comprehensive negotiation of the economic terms of the Business Combination, as described in the revised disclosure on pages 121, 122 and 123 of the Amendment. With respect to the Staff’s question in relation to the determination and the Minimum Cash Amount, the Company would kindly like to note that the Minimum Cash Amount was already pre-determined in the letter of intent signed on March 17, 2021 and did hence not further determine the negotiations leading up to the Business Combination.

Further to the preceding paragraph, the Company acknowledges the Staff’s comment and has revised the disclosures on pages 119, 120, 121, 122, 123, 124, 125 and 126 of the Amendment.

12	Please provide investors with additional details about the formal auction process.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 120 and 121 of the Amendment.

13.

We note that Yucaipa negotiated non-binding letters of intent with three other potential targets, and signed a non-binding letter of intent with one potential target. Please disclose the general nature of the business of each of these potential targets as well as the timeline and general details of your discussions and negotiations with these targets, including the non-binding letter of intent. Please also disclose when and how Yucaipa determined not to pursue a transaction with these targets and the reasons why management believed that SSU offered a better opportunity.

Securities and Exchange Commission

August 30, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 119 of the Amendment.

14.

Please revise the disclosure in this section to include a description of the negotiations relating to the valuation and the reasons for the changes in valuation that occurred throughout the negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 121 and 122 of the Amendment.

15.

Please revise your disclosure in this section to include a description of the negotiations relating to the terms of the PIPE Subscription, including how the amount of the PIPE Subscription was determined, how potential PIPE investors were selected, and what relationship any of the PIPE investors have with Yucaipa, the Sponsor or SSU. Please also indicate whether any valuations or other material information about the transaction were provided to PIPE investors that has not been publicly disclosed. Please indicate how discussions with PIPE investors impacted the valuation and terms of the Business Combination Agreement, as we note your disclosure stating that Yucaipa management and SSU management held multiple calls to discuss feedback from PIPE Investors regarding both the valuation and terms.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 123 of the Amendment to add further disclosure regarding the negotiations relating to the terms of the PIPE Subscription, including how the amount of the PIPE Subscription was determined, how potential PIPE investors were selected, and what relationship any of the PIPE investors have with Yucaipa, the Sponsor or SSU on page 126 of the Amendment. The Company respectfully acknowledges the Staff’s comment and advises the Staff that no valuations or other material information about the transaction were provided to PIPE investors that has not been publicly disclosed. Further, the Company respectfully acknowledges the Staff’s comment and advises the Staff that there was no impact on the valuation and terms of the Business Combination Agreement as a result of discussions with PIPE investors.

Projected Financial Information, page 125

16.

We note your investor presentation included in the Yucaipa Form 8-K filed on June 11, 2021. We note the presentation includes additional analyses and projections related to SSU’s financial profile and valuation. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections included in the investor presentation as compared to the disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 135, 136 and 137 of the Amendment.

Securities and Exchange Commission

August 30, 2021

17.

We note the disclaimer on page 125 that “readers of this proxy statement/prospectus are cautioned not to rely” on the projections. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 130 of the Amendment.

Summary of Financial Analyses of SSU, page 130

18.

In the Selected Publicly Traded Companies Analysis, please revise to explain the similar operating and financial characteristics that each of the companies chosen for the analysis shares with Pro Forma SSU. Please also disclose the underlying data used to calculate the multiples for each company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 135 and 136 of the Amendment.

19.	Please disclose the underlying data used to calculate the TEV/LTM Revenue in the Selected Precedent Transactions Analysis, as well as the size and purchase price of each transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 137 of the Amendment.

20.

You state that Moelis reviewed certain internal information relating to synergies and related expenses expected to result from the Wiggle Acquisition and other acquisitions. Please disclose such information or tell us why you do not believe you are required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that Company is not required to disclose any additional information relating to the synergies and related expenses for the following reasons:

•

Synergies were based on due diligence-information (figures for Wiggle were available only up until October 2020) plus information from other SSU entities. Therefore, given the nature of the due diligence and a black box approach (due to antitrust law), some information from Wiggle in some areas were limited

•	This led to high level assumptions for such synergies, based on benchmarks and best-practice experience from past transactions

•

Currently, those assumptions are validated bottom-up in a pre-post-merger integration project (also handled under a black box approach). This pre-PMI project further aims to have an action plan in place as of day 1 of the completion the Wiggle/SSU transaction in order to implement measures fast and reach synergies validated bottom up

Securities and Exchange Commission

August 30, 2021

Redemption Rights, page 135

21.

Please include in this section disclosure regarding all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 140 and 141 of the Amendment.

22.

It appears that the underwriting fee remains constant and is not adjusted based on redemptions. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 141 of the Amendment.

Tax Considerations, page 140

23.

Your disclosure states that it is intended that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. As the tax treatment of the transaction is material to investors, please revise to provide a tax opinion as to the qualification of the Business Combination under Section 368(a) and the tax consequences to shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 21, 22, 43, 145, 149 and 150 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

5. Preliminary Purchase Price Allocation, page 210

24.

Please reconcile the estimated consideration presented in the first table to the total purchase consideration presented in the second table and disclose the reasons for any differences. Please also more clearly reconcile the figures in the second table to the balance sheet of Wiggle and the pro forma adjustments being made.

Response: The Company respectfully advises the Staff that it has revised the table reflecting the preliminary purchase price allocation on page 216. The table now reconciles the estimated consideration as well as more clearly reconciles the figures to the pro forma adjustments being made.

Securities and Exchange Commission

August 30, 2021

Business of SSU and Certain Information About SSU, page 224

25.	You note that you are the “global number one online specialty sports e-commerce and technology platform” measured by revenue. Please disclose how you define this market.

Response: The Company acknowledges the Staff’s comment and would like to respectfully note that it has already substantive disclosure in the section entitled “Competition – Competitive landscape”, where the Company defines the sports retail markets in which it operates in detail. The Company clusters the total sports retail market in four segments:

•	Offline Generalists: Retailers serving many different product categories with the majority of sales being generated through offline channels, e.g., brick-and-mortar stores.

•

Offline Specialists: Retailers focusing on selected product categories, eg., Cycling, Tennis, Outdoor, which account for largest part of their sales with the majority of sales being generated through offline channels, e.g., brick-and-mortar stores.

•

Online Generalists: Retailers serving many different product categories with the majority of sales being generated through online channels not touching any offline stores, e.g., online web shops with home delivery.

•

Online Specialists: Retailers focusing on selected product categories, eg., Cycling, Tennis, Outdoor, which account for the largest part of their sales with the majority of sales being generated through online channels not touching any offline stores, e.g., online web shops with home delivery.

•

Sporting good brands: Sporting goods brands like Nike, Adidas, Under Armour and Puma are considerably increasing their direct-to-consumer sales through the extension of their mono-label store portfolio and especially online sales.

Each of the Company’s shops across the group is focusing on selected product categories, eg., Cycling, Tennis, Outdoor, and generating majority of their sales online. As a group, the Company is the largest online specialty sports e-commerce company amongst all Online Specialists retailers measured by revenue.

26.	Please provide a breakdown of total revenues by geographic market for the last three financial years, to the extent practicable. See Item 4.B.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 290 of the Amendment and added a geographical split for the last two years. The Company respectfully advises that a geographical split of revenues for the fiscal year ended September 30, 2018 is not available.

27.

Please explain the relevance of the total global market size of the sports industry given that you sell primarily to companies in Europe and the UK. Please also explain the relevance of the sports retail market generally given that you are a specialty sports company.

Securities and Exchange Commission

August 30, 2021

Response: The Company acknowledges the Staff’s comment and would like to respectfully note that, as of closing of the contemplated business combination, the Company will be addressing the global sports retail market with close to 15% of its total net revenues generated outside of Europe per its projected fiscal year ending September 30, 2021 (including Wiggle on a pro-forma basis) with approximately 9% of total group net revenues generated in the US and approximately 5% in Rest of World including. Japan and Australia. International markets continue to be important growth markets and our strategy is focused on growing international sales share from US and Asia over the next years, e.g.: In 2021, the Company has signed agreements to acquire two tennis online retailers in the US and, in 2020, the Company has established a joint venture with AEON, one of the leading retail conglomerates in Asia, to accelerate growth in Japan.

The relevance of the sports retail market for the Company as a specialty sports company results from the fact that the market for online sports products is still highly fragmented. As a consequence, competition comes from a diversified group of competitors, i.e. traditional offline sports retailers and specialist offline sports retailers, e-commerce generalists and online sports specialists, operating under various brands as well as some leading sporting goods brands. The Company covers these aspects in the section headed “Competition – Competitive landscape”.

28.	Please provide details of the survey conducted by third party consultants that is referenced on page 225, including the date of the survey and the number of consumers that were surveyed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 234 of the Amendment.

29.

Where you indicate in brackets that the source of the information is the company based on a study of a third-party consultant, please identify the consultant and, to the extent you commissioned the study, provide a consent as required by Rule 436.

Response: The Company acknowledges the Staff’s comment and would like to respectfully note that it commissioned certain studies from third-party consultants relevant for the information referenced sections in the F-4. The Company acquired the information contained in such studies, evaluated such information and together with its knowledge of its markets and its own analysis, considers such information as adopted and refined by the Company. The Company therefore decided to delete the references to third-party consultants and revised the disclosure accordingly.

30

Where you state that you hold leading market positions or are “by far” the largest of a particular type of online retail specialist, please provide context for this statement by indicating the number of companies you are including for comparison and quantify your revenues as compared to such other companies.

Response: The Company acknowledges the Staff’s comment and would like to respectfully note that the Company is holding such leading global online retail specialists market positions in the Bike and Tennis category in terms of net revenue.

Securities and Exchange Commission

August 30, 2021

For the Company’s Bike segment, the Company can be compared to the top 3 global bike online retail specialists Bike24, Bike Discount, and Deporvillage. Bike24 went public just recently reporting annual net revenues of approximately €200 million for the calendar year 2020 ending December 2020. Net revenues for Bike Discount and Deporvillage were €200 million and €118 million in the calendar year 2020, respectively, based on internal estimates. For the fiscal year ended September 30, 2020, the Company’s Bike category generated approximately € 730 million or $ 880 million at an exchange rate of USD/EUR of 1.20, net revenues (including Wiggle on a pro forma basis), which makes the Company approximately 3.7x larger than the second largest bike specialist online retailer.

For the Company’s tennis segment, the Company can be compared to the second largest tennis specialist online retailer, which is US-based Tennis-Warehouse, belonging to the larger Sports Warehouse group. For the Company’s fiscal year ended September 30, 2020, the Company’s Tennis category generated approximately €190 million or $230 million at an exchange rate of USD/EUR of 1.20, net revenues (including MidWest Sports and Tennis-Express on a pro-forma basis), which makes the Company approximately 1.9x larger than Tennis-Warehouse which the Company estimates has net revenues of €100 million, or $120 million at an exchange rate of USD/EUR of 1.20 for the calendar year 2020.

31.

You state that your online shops have achieved a net average order value that yields twice as much gross profit per order compared to multi-brand online fashion retailers. Please explain which multi-brand online fashion retailers you are using in this comparison, and the data for such retailers which shows how you yield twice as much gross profit per order.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 237 of the Amendment.

Our Strengths, page 228

32.

In your disclosure beginning on page 231 you discuss customer lifetime value, customer acquisition cost, and a 2020 customer cohort. Please revise to provide details relating to the calculations and the customers included in the 2020 cohort, as well as the significance of the CLV/CAC ratio and how yours compares to the ratio for the e-commerce peers you reference. Please also describe and identify such peers. Please also present similar data for prior fiscal periods so that investors understand the trend and significance of the 2020 numbers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 241 of the Amendment.

Sales Channels, page 240

33.	Please revise to provide additional context for your Net Promoter score, including how it is calculated and what the number represents as well as the range of possible scores.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 249 of the Amendment.

Securities and Exchange Commission

August 30, 2021

Business of SSU and Certain Information About SSU

Material Contracts, page 246

34.

Please disclose in greater detail the terms of the Tennis Express and Midwest Acquisition transactions and quantify the estimated values of all forms of consideration that could be paid (including contingent consideration). Also, tell us how you determined that no historical or pro forma financial information was required for either of these acquisitions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 256 et seq. of the Amendment.

Historical Financial Statements

Tennis Express LLC and Midwest Sports Supply, Inc. on an Individual Basis

In accordance with Item 17(b)(5)(ii) of Form F-4 and the Staff’s Telephone Interpretations under Regulation M-A, question 2 (as applicable to Form F-4), if (i) the company being acquired is not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act, (ii) the stockholders of the registrant are not voting, (iii) the transaction is not a roll-up transaction and (iv) the company being acquired is significant to the registrant at or below the 20% level as determined under Item 3-05(b)(2) of Regulation S-X, then no financial information (including pro forma and comparative per share information) for the company being acquired need be provided.

Item 3-05(b)(2) of Regulation S-X refers to the three “significance” tests set forth in Item 1-02(w) of Regulation S-X. As set forth in the table below, Tennis Express LLC (“Tennis Express”) and Midwest Sports Supply, Inc. (“Midwest”) are not significant to SSU at the 20% level under any of the three significance tests set forth in Item 1-02(w) of Regulation S-X:

(a) Tennis Express

(1)	Investment/SSU Assets = €17.4 million(1) / €682.0 million(2)	= Approximately 2.6%
(2)	Tennis Express Assets/SSU Assets = €7.1 million(3) / € 682.0 million(2)	= Approximately 1.0%
(3)	Tennis Express Pre-Tax Income/SSU Pre-Tax Income(3) = €(1.6) million / €25.6 million(2)	= Approximately 6.2%

(1)	Represents the aggregate value of consideration to be paid in the Tennis Express acquisition.
(2)

€682.0 million represents SSU’s total assets as of September 30, 2020 and €25.6 million is SSU’s earnings before taxes for the fiscal year ended September 30, 2020 sourced from SSU’s audited consolidated financial statements for the fiscal year ended September 30, 2020 as included in Form F-4 of the Company.

(3)

€7.1 million represents Tennis Express total assets as of December 31, 2020 and €(1.6) million represents Tennis Express’ loss before tax (EBT) as of December 31, 2020 sourced from the unaudited management accounts of Tennis Express each as provided by the management of Tennis Express to the management of SSU. The exchange rate used for conversion of between U.S. dollars (Tennis Express’ operating and accounting currency) and Euros is based on the ECB euro reference exchange rate published by the European Central Bank as of December 31, 2020.

Securities and Exchange Commission

August 30, 2021

(b) Midwest

(1)	Investment/SSU Assets = €13.3 million(1) / €682.0 million(2)	= Approximately 1.9%
(2)	Midwest Assets/SSU Assets = €6.4 million(3) / € 682.0 million(2)	= Approximately 0.9%
(3)	Midwest Pre-Tax Income/SSU Pre-Tax Income(3) = €2.3 million / €25.6 million(2)	= Approximately 9.1%

(1)	Represents the aggregate value of consideration to be paid in the Midwest acquisition.
(2)

€682.0 million represents SSU’s total assets as of September 30, 2020 and €25.6 million is SSU’s earnings before taxes for the fiscal year ended September 30, 2020 sourced from SSU’s audited consolidated financial statements for the fiscal year ended September 30, 2020 as included in Form F-4 of the Company.

(3)

€6.4 million represents Midwest’s total assets as of December 31, 2020 and €2.3 million represents Midwest’s profit before tax (EBT) as of December 31, 2020 sourced from the unaudited management accounts of Midwest each as provided by the management of Midwest to the management of SSU. The exchange rate used for conversion of between U.S. dollars (Midwest’s operating and accounting currency) and Euros is based on the ECB euro reference exchange rate published by the European Central Bank as of December 31, 2020.

The facts applicable to the Registration Statement satisfy the requirements of Item 17(b)(5)(ii) of Form F-4 as follows: (a) Tennis Express and Midwest Sports are not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act, (b) the stockholders of the Company are not voting to approve the acquisition of Tennis Express or Midwest Sports, (c) the acquisitions of Tennis Express and Midwest Sports are not roll-up transactions and (d) Tennis Express and Midwest Sports are not significant to the Company at the 20% level. Accordingly, the Company respectfully submits to the Staff that, under Item 17(b)(5)(ii) of Form F-4, no historical financial information (including pro forma and comparative per share information) for Tennis Express or Midwest Sports, the companies being acquired, need be provided in the Registration Statement.

Aggregation of Individually Insignificant Acquisitions

The Company acknowledges that the Staff’s Telephone Interpretations under Regulation M-A, question 2 of Section H specifically contemplates that, when relying on Item 17(b)(7)(ii) of Form S-4 (in the Company’s case, Item 17(b)(5)(ii) of Form F-4) to omit financial information with respect to a company being acquired, the aggregate impact of individually insignificant acquisitions must be considered. In addition, under Item 3-05(b)(2)(i) of Regulation S-X, if the aggregate impact of individually insignificant businesses acquired since the date of the registrant’s most recent audited balance sheet exceeds the 50% level under any of the three significance tests set forth in Item 1-02(w) of Regulation S-X, then the registrant is required to furnish financial statements covering at least the substantial majority of the businesses acquired. The Company acknowledges that, as contemplated by the Staff’s comment, the Company’s pending acquisitions of Midwest Sports and Tennis Express should be aggregated together to determine whether, in the aggregate, these two acquisitions are significant to the Company at the 50% level. As demonstrated in the tables below, in the aggregate, the Company’s pending acquisition of Midwest Sports and Tennis Express are not significant to the Company at the 50% level.

Securities and Exchange Commission

August 30, 2021

Tennis Express and Midwest in the Aggregate

(1)	Investment Test

	Tennis Express	= Approximately 2.6%

	Midwest	= Approximately 1.9%

	Total	= Approximately 4.5%

(2)	Asset Test

	Tennis Express	= Approximately 1.0%

	Midwest	= Approximately 0.9%

	Total	= Approximately 1.9%

(3)	Income Test

	Tennis Express	= Approximately 6.2%

	Midwest	= Approximately 9.1%

	Total	= Approximately 15.3%

Accordingly, the Company respectfully submits to the Staff that the Company is not required to include historical financial statements with respect to Tennis Express and Midwest, individually or in the aggregate, in the Registration Statement.

Pro Forma Financial Information

For the same reasons discussed above with respect to Tennis Express and Midwest Sports historical financial information, the Company respectfully submits to the Staff that pro forma financial information with respect to Tennis Express and Midwest Sports need not be included in the Registration Statement pursuant to Item 17(b)(5)(ii) of Form F-4.

For the same reasons discussed above with respect to historical financial information and aggregating individually insignificant acquisitions, the Company respectfully submits to the Staff that pro forma financial information with respect to Tennis Express and Midwest Sports need not be included in the Registration Statement pursuant to Article 11 of Regulation S-X and in accordance with Topic 3110.3 of the Commission’s Financial Reporting Manual.

Securities and Exchange Commission

August 30, 2021

SSU’S Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 277

35.

Please disclose in greater detail the business reasons for changes between periods in each segment’s revenue and Adjusted EBITDA, as well as the reconciling amounts shown in the unallocated and intersegment elimination line item and each other reconciling line item to arrive at earnings before taxes, shown in the segment financial statement footnote. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 5 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 290 and 291 of the Amendment.

Non-IFRS Financial Measures, page 281

36.	Please disclose in greater detail for each period presented the nature and amounts of each material component included in each adjustment being made to arrive at Adjusted EBITDA from EBITDA.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 290 and 291 of the Amendment.

37.

Please support your inclusion of ramp up costs (footnote 5) as a reconciling item to arrive at Adjusted EBITDA. In your response, please discuss why you consider expansion efforts to be outside of your normal business activities. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 290 and 291 of the Amendment.

Executive Director and Chief Executive Officer Agreements, page 324

38.	Please file the Services Agreement as an exhibit to the registration statement. Comparison of Shareholder Rights, page 337

Response: The Company acknowledges the Staff’s comment and the Service Agreement has been filed together with the amended proxy statement.

39.

We note the comparison of existing rights of Yucaipa shareholders against the rights of TopCo shareholders. Please tell us why you are not presenting approval of the TopCo Articles of Association as a separate proposal. In addition, please present each provision of TopCo’s organizational documents that represent a material change to the rights of Yucaipa shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders. In the alternative, please tell us why you believe you are not required to do so.

Securities and Exchange Commission

August 30, 2021

See Questions 201.01 and 201.02 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations for additional guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in the Amendment accordingly.

Beneficial Ownership of TopCo Securities, page 363

40.

Please revise the footnote 1 to identify the natural persons with voting and/or dispositive control of the shares held by SIGNA International Sports Holding GmbH. Please also disclose the natural persons with voting and/or dispositive control of the shares held by R+V Lebensversicherung AG.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 375 and 376 of the Amendment.

Consolidated Financial Statements of SIGNA Sports United GmbH

Consolidated Statement of Cash Flows, page F-53

41.

Please revise the change in other non-current assets and liabilities line item to present changes in other non-current assets separately from other non-current liabilities and further breakout any material components.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 86 (RISK FACTORS), 190 and 191 (SELECTED HISTORICAL FINANCIAL DATA OF SSU), 298, 299 and 300 (SSU’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION), F-55, F-56, F-96, F-97, F-98, F-115, F-116, F-117, F-120, F-122, F-127, F-128, F-137, F-138, F-139.

The Company further respectfully advises the Staff that in August 2021, the Company determined that certain amounts included in the net cash flow from operating activities, net cash flow from investing activities and in the net cash flow from financing activities were misclassified. As a consequence, the 2020 net cash outflow from operating activities was overstated and the net cash outflow from investing activities was understated. In 2019, the net cash outflow from operating activities was overstated, the net cash outflow from investing activities was understated and the net cash inflow from financing activities was understated. The errors have been corrected by restating each of the affected cash flow statement line items in our consolidated financial statements for the fiscal years ended September 30, 2020 and 2019 and the affected cash flow items in our unaudited interim condensed consolidated financial statements as of and for the six-month period, respectively.

General

42.

Please revise your description of the transactions throughout your filing to include brief descriptions of the material terms of each part of the transaction. For example, on pages 28 and 112 you include the material terms of the share exchange, but you do not include a similar description on page 189, you do not include the material terms of the Wiggle transaction on page 28 or 112, and the material terms of the any of the transactions reflected in the pro forma financial statements are not included in the narrative related to the pro forma statements on page 187. Please review your entire document for consistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 29, 114, 175, 194 and 196 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +49.69.74220.170 or by email at stephan.hutter@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq.
Stephan Hutter, Esq.

VIA E-MAIL

cc:	Stephan Zoll

SIGNA Sports United B.V.

cc:	Ira Tochner

Yucaipa Acquisition Corp.

cc:	Christian O. Nagler, Esq.

David B. Feirstein, P.C.

Marshall P. Shaffer, P.C.

Aslam Rawoof, Esq.

Kirkland & Ellis LLP

cc:	Howard L. Ellin, Esq.

Kenneth M. Wolff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP